Pruco Life Insurance Company of New Jersey

OPTION TO EXCHANGE FOR SEPARATE CONTRACTS AT ATTAINED AGE
Right to Exchange

While both Insureds are living and neither has reached his or her 75th birthday, you may exchange the policy to which this rider is attached for one new contract of life insurance on either Insured's life, or two new contracts of life insurance, one on the life of each Insured, if the unlimited marital deduction allowed under Internal Revenue Code (I.R.C.) Section 2056 is no longer available to the Insureds due to divorce, annulment or a change in the Code.

When you exercise this rider we will waive any surrender charge on the policy to which this rider is attached. Also, we will waive any premium charges on any amount of initial premium you apply to a new contract from the Cash Surrender Value of the policy to which this rider is attached. The premium charges we will waive include the premium-based sales expense and administrative charges that are the same or substantially the same as the current contract's premium charges. Premium charges on additional amounts paid as initial premium or on premiums paid after the initial premium will continue to apply. Any surrender charges applicable to a new contract will also continue to apply.

Exchange Period

The right to exchange will be available for a period of 180 days beginning on:

1.	the date 180 days after the effective date of a final decree of divorce if that decree remains effective during that entire 180-day period;

2.	the effective date I.R.C. Section 2056 is nullified or amended to repeal the unlimited marital deduction.

Requirements for Exchange

1.	You must ask for the exchange in a form that meets our needs.

2.	We must receive your request during the Exchange Period.

3.	This rider must be in force.

4.	You must supply us with satisfactory evidence of the divorce of the Insureds, if that is the reason for the exchange.

Exchange Date

The exchange date will be the monthly date on or immediately prior to the date we receive your request at our Home Office.

Contract Specifications

The contract date(s) of the new contract(s) will be the exchange date. The new contract(s) will be in the same or equivalent rating classes as this contract. We will set the issue age and the rates for the new contract(s) in accordance with our regular rules in use on the exchange date. If we determine that the rating class of an Insured under this contract is higher than the highest rating class available under the new contract, the exchange will not be allowed.

Except as we state in the next sentence, the new contract(s) may be any life policy we or The Prudential Insurance Company of America regularly issue on the exchange date for the same or equivalent rating class, amount, issue age, and sex. It may not be: one that insures anyone in addition to each Insured; one that includes or provides for term insurance, other than extended insurance; or one with any benefit other than the basic insurance benefit, except if you have an accelerated death benefit or chronic illness rider attached to your current policy, in that case, you may add a similar rider to the new policy, if available, and if the terms and conditions of that rider are met.

PLY 118-2018                                    NY

The basic amount of the new contract(s) may be any amount you ask for as long as it is at least $50,000 and not more than 50% of the basic insurance amount of this contract. We will always make available at least one policy for conversion with a minimum basic amount of $50,000.

The new contract(s) will not take effect unless any premiums due for them are paid while both Insureds are living. This must be done within 31 days after the date of your request. The new contract(s) will then take effect on the exchange date and this contract will end just before that date.

Allowance

If the new contract(s) take effect, we will send you the net cash value of this contract determined on the date this contract ends.

Termination

This rider will end on the earliest of:

1.	the older Insured's 75th birthday;

2.	the date of death of the first Insured to die;

3.	the end of the grace period if the contract is in default and the premium required to bring it out of default has not been paid; and

4.	the date the contract ends for any other reason.

This rider is attached to and made part of the contract on the contract date. The rider provisions apply in lieu of any policy provisions to the contrary.

Pruco Life Insurance Company of New Jersey,

By

[     ]
Secretary

PLY 118-2018                        Page 2                        NY